UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42370

MEGA MATRIX INC.

Level 21, 88 Market Street

CapitaSpring

Singapore 048948

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Appointment of Executive Director

On June 27, 2025, the Board appointed Mr. Yaman Demir as an executive director of the Board.

Mr. Yaman Demir, age 44, is a seasoned digital asset investor with a proven track record of successful exits across 20+ crypto projects. His investment portfolio spans key sectors including DeFi, NFT infrastructure, Layer1 network and stable coins.

In connection with Mr. Demir’s appointment, the Company entered into a director agreement (the “Demir Agreement”) and a standard indemnification agreement with Mr. Demir on June 27, 2025. Under the Demir Agreement, Mr. Demir will receive compensation in the amount of $5,000 per month, plus reimbursement of expenses. Under the indemnification agreement, the Company agreed to indemnify Mr. Demir against any and all expenses incurred in connection with his service as a director. The foregoing descriptions are merely summaries of the Demir Agreement and the indemnification agreement, and therefore do not purport to be complete and are qualified in entirety by reference to the Director Agreement and indemnification agreement, filed as Exhibits 10.1 and 10.2 respectively to this Form 6-K.

Except as disclosed in this Report, there are no arrangements or understandings with any other person pursuant to which Mr. Demir was appointed as an executive director of the Board of the Company. There are also no family relationships between Mr. Demir and any of the Company’s directors or executive officers. Except as disclosed in this Report, Mr. Demir has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Incorporation by Reference

This report, including exhibits 10.1 and 10.2, shall be deemed to be incorporated by reference in the registration statements on Form S-8 (File No. 333-277227) and on Form F-3 (File No. 333-283739), each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit No.	Description of Document
10.1	Director Agreement Entered into Between the Company and Yaman Demir, dated June 27, 2025
10.2	Form of Standard Indemnification Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mega Matrix Inc.

	By:	/s/ Yucheng Hu
Yucheng Hu
Chief Executive Officer

Dated: June 30, 2025

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